Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

VIA EDGAR

July 14, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Concord Medical Services Holdings Ltd

Responses to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 19, 2023

File No. 001-34563

Ladies and Gentlemen,

On behalf of Concord Medical Services Holdings Ltd (the “Company”), we submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated June 29, 2023 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended December 31, 2022 filed on April 19, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 20-F filed April 19, 2023

Conventions That Apply to this Annual Report on Form 20-F, page 1

1.	We note your defined term “China” excludes “Taiwan and the special administrative regions of Hong Kong and Macau.” Please clarify that the legal and operational risks associated with operating in China discussed elsewhere in the annual report also apply to operations in Hong Kong and Macau.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the disclosure in the following manner (marked by underlines) in future filings.

“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the industry matters, the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan and the special administrative regions of Hong Kong and Macau;

July 14, 2023

Part I, Item 3. Key Information, page 3

2.	At the onset of Part 3, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE: In response to the Staff’s comment, the Company undertakes to supplement hind the disclosure in the following manner (to the extent applicable by the relevant time) in future filings.

ITEM 3. KEY INFORMATION

PRC Regulatory Risks and Requirements

We face various legal and operational risks and uncertainties related to doing business in China as we conduct substantially all of our operations in China through our PRC subsidiaries. We are subject to complex and evolving laws and regulations in China. We and our PRC subsidiaries are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng Attorneys At Law, we and our PRC subsidiaries have obtained the requisite licenses, permits and approvals from the PRC government authorities that are material for our business operations, including, among others, medical institution practicing licenses, large medical equipment procurement licenses, radiotherapy permits and radiation safety permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. We cannot assure you that we or our PRC subsidiaries will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or our PRC subsidiaries may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite licenses, permits or approvals applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We conduct our business in a heavily regulated industry.”

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Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, we (1) are not required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), (2) are not required to proactively go through cybersecurity review by the Cyberspace Administration of China (the “CAC”), and (3) have not been requested to obtain such permissions by any PRC authority.

However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated various regulatory actions and made various public statements, some of which are published with little advance notice. For example, we face risks associated with regulatory approvals on overseas offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain business, accept foreign investments, or list and conduct offerings on a U.S. or other foreign stock exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.

On December 28, 2021, the CAC and various other PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Review Measures”), which became effective on February 15, 2022. Pursuant to the Review Measures, “critical information infrastructure operators” who purchase network products and services that affect or may affect national security shall be subject to a cybersecurity review, and any “network platform operators” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review requirements. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. In addition, the relevant PRC government authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. In addition, as of the date of this annual report, we have not been informed by any PRC government authorities that we will be deemed as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC, nor have we been involved in any investigations on cybersecurity review made by the CAC. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

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On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulated both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that had already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on NYSE prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with our listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. As the Overseas Listing Trial Measures was newly published, and there is uncertainty with respect to the filing requirements and implementation, we cannot assure you that we would be able to complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities.

3.	At the onset of Part 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

RESPONSE: In response to the Staff’s comment, the Company undertakes to supplement the disclosure in the following manner (to the extent applicable by the relevant time) in future filings.

July 14, 2023

ITEM 3. KEY INFORMATION

PRC Regulatory Risks and Requirements

……

Cash Flows Through Our Organization

Concord Medical is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Concord Medical to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Concord Medical. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to Concord Medical only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the PRC subsidiaries.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.” In 2020, 2021 and 2022, no dividends or distributions were made to Concord Medical by our PRC subsidiaries.

Under PRC laws, Concord Medical may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In 2020, 2021 and 2022, Concord Medical and our intermediate holding companies received cash of RMB220.8 million, RMB49.4 million and RMB18.0 million (US$2.6 million), respectively, from our PRC subsidiaries. In 2020, 2021 and 2022, Concord Medical and our intermediate holding companies transferred cash of RMB227.2 million, RMB123.9 million and RMB13.5 million (US$2.0 million), respectively, to our PRC subsidiaries. In 2020, 2021 and 2022, there were no capital contributions, loans or other transfer of cash or assets within our organization.

July 14, 2023

Under the Cayman Islands laws, Concord Medical is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings and (2) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%

(1)	For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.
(2)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	The PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to Concord Medical.
(4)	If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to Concord Medical will be 67.5%.

Dividend Distribution and Taxation

In 2020, 2021 and 2022, none of Concord Medical and our subsidiaries paid any dividends or made any distributions to their respective shareholder(s), including any United States Holders. We have no present plan to pay any dividends on our ordinary shares or the ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

July 14, 2023

Subject to the “passive foreign investment company” rules, the gross amount of any distributions that we make to a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) generally will be taxable as a dividend for United States federal income tax purposes, to the extent paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. In addition, if we are considered a PRC tax resident enterprise for tax purposes, any dividends paid by us to our non-PRC shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 10. Additional Information—E. Taxation.” for details.

4.	At the onset of Part 3, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise the disclosure in future filings as stated above in the response to the comment No. 2.

Risk Factors

Summary of Risk Factors, page 3

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise and supplement the disclosure in the following manner (marked by underlines and to the extent applicable by the relevant time) in future filings.

July 14, 2023

Risks related to doing business in China

We face various legal and operational risks and uncertainties related to being based in and having substantially all of our operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

•	adverse changes in political, economic and other policies of the Chinese government. For details, see “—Risks Related to Doing Business in China—Adverse changes in political, economic and other policies of the Chinese government could materially adversely affect the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position”;

•	adverse impact of natural disasters and health epidemics in China, especially the COVID-19 outbreak. For details, see “—Risks Related to Doing Business in China—We face risks related to natural disasters and health epidemics in China, which could materially adversely affect our business and results of operations”;

•	PRC government’s significant intervention or influence over companies with China-based operations at any time and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the ADSs. For details, see “—Risks Related to Doing Business in China—The PRC government has significant influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, abruptly change relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our operations in China at any time, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or become worthless”;

•	uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice. For details, see “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially adversely affect us”;

•	the threat of the ADSs being delisted or prohibited from being traded in U.S. capital markets under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. For details, see “—Risks Related to Doing Business in China—The ADSs will be delisted and our shares and ADSs will be prohibited from trading in the over-the-counter market under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment”; and

July 14, 2023

•	the approval, filing or other requirements of the CSRC or other PRC government authorities in connection with our future offshore. For details, see “—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Risks Related to Our Business and Industry

You may have difficulty enforcing judgments obtained against us, page 24

6.	Please revise page 24 to state whether your directors and officers are located in China. Additionally, include this disclosure as a summary risk factor and restate it in a separate Enforceability of Civil Liabilities section.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise and supplement the disclosure in the following manner (marked by underlines and to the extent applicable by the relevant time) in future filings.

Page 2, prior to Part 1 of the 20-F:

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

July 14, 2023

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Service Company as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Our counsel as to Cayman Islands law and Jingtian & Gongcheng Attorneys At Law, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our counsel as to Cayman Islands law has further advised us that:

•	a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under common law; and

July 14, 2023

•	it is unlikely that a monetary award ordered by a U.S. court as a result of a fine or a penalty arising under the U.S. federal securities laws would be recognized as valid, or enforced, by the courts of the Cayman Islands.

Jingtian & Gongcheng Attorneys At Law has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests. As there is currently no treaty or other form of reciprocity between the PRC and the United States governing the recognition of judgments, there is uncertainty on whether and/or upon what basis a PRC court would enforce judgments rendered by courts in the United States.

Page 3:

Risks related to our business and industry

•	our ability to establish and operate proton centers, and cancer hospitals and clinics;

……

•	our ability to satisfy our obligations under bank and other borrowings; and

•	difficulty to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Page 24:

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A majority of our directors and officers are located in China. As a result, it may be difficult for you to effect service of process within the United States upon these persons.

……

July 14, 2023

Risks Related to Doing Business in China

We are subject to complex and evolving laws, regulations and governmental policies regarding privacy and data protection..., page 30

7.	We note your disclosure on page 30. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: In response to the Staff’s comment, the Company undertakes to revise and supplement the disclosure in the following manner (marked by underlines and to the extent applicable by the relevant time) in future filings.

We are subject to complex and evolving laws, regulations and governmental policies regarding privacy and data protection. Actual or alleged failure to comply with such laws, regulations and governmental policies could materially and adversely affect our business and reputation.

……

July 14, 2023

On December 28, 2021, the CAC and various other government authorities published the Review Measures, which took effect on February 15, 2022. Review Measures provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. The Review Measures also provide that if a “network platform operator” holding personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review. Currently, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. As a result, we currently believe we do not need to apply for a cybersecurity review pursuant to the above regulation to maintain the listing status of the ADSs in the United States, because (1) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future, and (2) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC. However, the scope of operators of “critical information infrastructure” and the interpretation for “affect or may affect national security” under the current regulatory regime remain unclear and are subject to the decisions of competent PRC regulatory authorities. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” thus currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. Moreover, we may be required to conduct cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact on national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

8.	We note your statement that you reviewed your register of members and public filings on EDGAR made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

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RESPONSE:

The Company respectfully advises the Staff that, in response to Item 16I(a), (b)(2) and (b)(3) of Form 20-F, apart from its register of members and public EDGAR filings made by its shareholders, the Company also reviewed the non-objecting beneficial owner (“NOBO”) lists provided by Broadridge and Mediant in February 2023. Based its review of the NOBO lists, the Company did not notice any governmental entities in China or the Cayman Islands (where it is incorporated) that held any of its shares. The Company did not rely on legal opinions or third-party certifications for the confirmation.

9.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

RESPONSE:

The Company respectfully advises the Staff that, the Company discussed with members of the board of directors and senior management of Concord Medical and its subsidiaries, and reviewed their resumes regarding their current and prior experience, to confirm that the none of them was an official of the Chinese Communist Party as of the date of the 20-F. The Company did not rely on legal opinions or third-party certifications for the confirmation.

10.	Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. In that regard, we note from exhibit 8.1 that you have consolidated foreign operating entities in PRC as well as in Hong Kong, Singapore and British Virgin Islands. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

RESPONSE:

The Company respectfully advises the Staff that, as stated above in the response to the comment No. 8, the Company was not aware of any governmental entities in China (where it conducts substantially all of its operations) or the Cayman Islands (where it is incorporated) that hold any of its shares. Furthermore, the Company also confirms that the shares of its PRC and other foreign subsidiaries are not owned by governmental entities in each of their foreign jurisdictions, including China.

July 14, 2023

11.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge”. Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

RESPONSE: In response to the Staff’s comment, the Company confirms that, as of the date of this submission, none of the currently effective memorandum and articles of association (or equivalent organizing document) of Concord Medical or its subsidiaries contains any charter of the Chinese Communist Party.

July 14, 2023

If you have any further questions, please contact the undersigned by telephone at 86-10 6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Boxun Zhang, Chief Financial Officer